EXHIBIT 99.1
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NEWS RELEASE                                               [GRAPHIC OMITTED]
                                                       [LOGO - ARC ENERGY TRUST]
FEBRUARY 14, 2005


ARC ENERGY TRUST CONFIRMS MARCH 15, 2005 CASH DISTRIBUTION AMOUNT
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CALGARY, FEBRUARY 14, 2005 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
confirms that the cash distribution to be paid on March 15, 2005, in respect of February production, for unitholders of record on February 28, 2005, will be $0.15 per trust unit. The ex-distribution date is February 24, 2005.

As at February 14, 2005, the Trust's trailing twelve-month cash distributions, including the January 17, 2005 payment, total $1.80 per trust unit.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $4 billion. The Trust currently produces approximately 55,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.


ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer


    For further information about ARC Energy Trust, please visit our website
                        www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
           Telephone: (403) 503-8600                 Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9